VIA EDGAR

Division of Corporation Finance	June 29, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:	Life Clips, Inc.
Registration Statement on Form S-1
Filed June 14, 2022
File No. 333-265584

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Life Clips Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 thereto, so that it will become effective at 9:00 am, Eastern Time, on July 1, 2022, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Leinwand, Esq. of Jonathan D. Leinwand, P.A., counsel to the Company, at (954) 903-7856 with any questions you may have regarding this request. In addition, please notify Mr. Leinwand by telephone when this request for acceleration has been granted.

Very truly yours,

LIFE CLIPS INC.

By:	/s/ Robert Grinberg
Robert Grinberg
Chief Executive Officer